EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jan Freidig**
Submission Contact Phone Number	**707-935-3290**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0001120427**
Filer CCC	**xxxxxxxx**
Period of Report	**06/30/10**
Item IDs	**1.02**
	5.02
	9.01
Notify via Filing website Only	**off**
Emails	**jfreidig@sonomavlybnk.com**
	sstambaugh@sonomavlybnk.com
	jtanner@sonomavlybnk.com

Documents

8-K	**form8k-terminationofplans.htm**
	Termination of Dir. Retirement & SERP
EX-10.1	**exhibit10-1_directorcomp.htm**
	Termination of Director Comp
EX-10.2	**exhibit10-2_serptermination.htm**
	Termination of SERP
EX-10.3	**exhibit10-3_acknowledgement.htm**
	Acknowledgement of R3linquishment
8-K	**form8k-terminationofplans.pdf**
	Termination of Dir. Retirement & Serp

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jan Freidig</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>707-935-3290</value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001120427</value></field>
                <field sid="SubFiler_filerCcc_"><value>p#hnneq3</value></field>

                <field sid="SubTable_periodOfReport_"><value>06/30/10</value></field>
                <combobox sid="SubItem_itemId_"><value>1.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form8k-terminationofplans.htm</valu
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value><![CDATA[Termination of Dir. Retireme
                <data sid="data1"><filename>form8k-terminationofplans.htm</filename><mimedata /></
                <field sid="SubDocument_conformedName_1"><value>exhibit10-1_directorcomp.htm</valu
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.1</value></combob
                <field sid="SubDocument_description_1"><value>Termination of Director Comp</value>
                <data sid="data2"><filename>exhibit10-1_directorcomp.htm</filename><mimedata /></d
                <field sid="SubDocument_conformedName_2"><value>exhibit10-2_serptermination.htm</v
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-10.2</value></combob
                <field sid="SubDocument_description_2"><value>Termination of SERP</value></field>
                <data sid="data3"><filename>exhibit10-2_serptermination.htm</filename><mimedata />
                <field sid="SubDocument_conformedName_3"><value>exhibit10-3_acknowledgement.htm</v
                <combobox sid="SubDocument_conformedDocumentType_3"><value>EX-10.3</value></combob
                <field sid="SubDocument_description_3"><value>Acknowledgement of R3linquishment</v
                <data sid="data4"><filename>exhibit10-3_acknowledgement.htm</filename><mimedata />
                <field sid="SubDocument_conformedName_4"><value>form8k-terminationofplans.pdf</val
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value><![CDATA[Termination of Dir. Retirem
                <data sid="data5"><filename>form8k-terminationofplans.pdf</filename><mimedata /></
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jfreidig@sonomavlybnk.com</value>
                <field sid="SubInternet_internetAddress_1"><value>sstambaugh@sonomavlybnk.com</val
                <field sid="SubInternet_internetAddress_2"><value>jtanner@sonomavlybnk.com</value>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other	(Commission File No.)	(I.R.S. Employer
jurisdiction		Identification No.)
of incorporation)		

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement.

On June 30, 2010, Sonoma Valley Bancorp ("Company") terminated several Director Compensation Benefits Agreements which it had entered into with various current and former directors of the Company on either December 17, 2008 or January 1, 2001. Upon termination, no further benefits will accrue or vest under each terminated agreement. Any vested benefits will continue to be paid pursuant to the terms of the applicable terminated Director Compensation Benefits Agreements. In connection with the termination of these agreements, certain participant directors voluntarily relinquished, forfeited and surrendered without consideration all vested or accrued benefits under the Director Compensation Benefits Agreements. The agreements were terminated, and certain accrued benefits were extinguished as part of the Director's efforts to remove bank liabilities and increase its capital ratios.

Item 5.02 Departure of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e)   On June 30, 2010, Sonoma Valley Bancorp terminated its First Amended and Restated Sonoma Valley Bank Supplemental Retirement Benefits Plan, as amended on July 15, 2009 (SERP), which certain current and former officers of the Company had become participants pursuant to Individual Participation Agreements dated December 17, 2008. Upon termination, no further benefits will accrue or vest under the SERP. Vested benefits will continue to be paid pursuant to the terms of the terminated SERP. In connection with the SERP plan termination, various SERP participants gave the Company notice that such participants have elected to voluntarily relinquish, forfeit and surrender without consideration all vested or accrued benefits under the SERP. The Company's principal executive officer Sean Cutting, principal financial officer Mary Dieter Smith, named executive officer Cathleen Gorham and former primary executive officer Mel Switzer, Jr. gave such notice of relinquishment of benefits and no further amounts shall be paid to such officers under the terminated SERP. There was no consideration given in connection with the termination or surrender of vested interests.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

10.1 [FORM OF] Termination of Director Compensation Benefits Agreement and Acknowledgement of Relinquishment of Director Compensation Benefits Accrued Thereunder

10.2 Termination of The First Amended and Restated Sonoma Valley Bank Supplemental Executive Retirement Plan

10.3 [FORM OF] Acknowledgement of Relinquishment of Supplemental Retirement Benefit Accrued Under the First Amended and Restated Sonoma Valley Bank Supplemental Executive Retirement Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: July 7, 2010   /s/Sean C. Cutting
                                      Sean C. Cutting,
                                      Chief Executive Officer

Exhibit 10.1

TERMINATION OF DIRECTOR COMPENSATION BENEFITS AGREEMENT AND ACKNOWLEDGEMENT OF RELINQUISHMENT OF DIRECTOR COMPENSATION BENEFITS ACCRUED THEREUNDER

THIS TERMINATION OF DIRECTOR COMPENSATION BENEFITS AGREEMENT AND ACKNOWLEDGEMENT OF RELINQUISHMENT OF DIRECTOR COMPENSATION BENEFITS ACCRUED THEREUNDER (hereinafter "**Termination and Relinquishment**") is entered into as of June 30, 2010 ("**Effective Date**"), by and between Sonoma Valley Bank, a California Corporation (hereinafter the "**Company**") and the director designated below ("**Participant Director**").

WHEREAS, the Participant Director is or was a member of the Board of Directors of Sonoma Valley Bancorp and/or the Company and not also an officer or employee of the Company;

WHEREAS, the Company had previously entered into director compensation benefits agreements with various individual directors (individually and collectively referred to as the "**Director Compensation Agreement(s)**"), and the Participant Director had previously been selected to participate by entering into a Director Compensation Agreement in the form of that certain Director Compensation Benefits Agreement, dated January 1, 2001.

WHEREAS, the Company, with approval of Board of Directors, has determined that it is in the best interests of the Company to terminate the Director Compensation Agreement(s) ("**Director Agreement Termination**").

WHEREAS, in connection with the Director Agreement Termination, as of the Effective Date the Participant Director desires to voluntarily relinquish any Director Benefits that would otherwise be payable to the Participant Director pursuant to the terms of the applicable Director Compensation Agreement, accrued or un-accrued, and to voluntarily relinquish, forfeit, and surrender any and all existing unvested and unpaid rights or benefits that may have accrued to the Participant Director as a result of having participated in such Director Compensation Agreement; and

WHEREAS, the Company, simultaneously with the Director Agreement Termination, desires to acknowledge the Participant Director's voluntary relinquishment of all Director Benefits payable to the Participant Director pursuant to the applicable Director Compensation Agreement.

NOW THEREFORE, the Company and the Participant Director hereby agree to the following:

I.   Definitions. Unless otherwise provided in this Termination and Relinquishment, the capitalized terms herein shall have the same meaning as under the applicable Director Compensation Agreement and any amendments thereto.

II.   Termination of Director Compensation Agreement. The Director Compensation Agreement, along with all obligations and duties arising thereunder (except as may be otherwise described in this Termination and Relinquishment), is terminated in its entirety, effective as of the Effective Date. Upon such Director Agreement Termination, no further benefits shall accrue or vest under the Director Compensation Agreement.

III.　　Termination of Further Participation. As a result of the Director Agreement Termination as set forth above, the undersigned Participant Director hereby ceases to be a participant in the Director Compensation Agreement for purposes of the accrual of any additional or supplemental Director Benefit from and after the Effective Date, and to accrue any additional benefits under the Director Compensation Agreement that would otherwise accrue on or after the Effective Date, regardless of any Director Benefits indicated in the Director Compensation Agreement .

IV.　　Relinquishment of Accrued Benefits. In connection with the Director Agreement Termination, as of the Effective Date, the Participant Director hereby voluntarily and without consideration, irrevocably relinquishes, forfeits and surrenders any and all right, title and interest in and to any and all accrued Director Benefit payments that would otherwise be payable to the Participant Director pursuant the terms of the applicable Director Compensation Agreement and further agrees that as of the Effective Date the Participant Director relinquishes, forfeits, and surrenders any and all unpaid, un-accrued or unvested benefits or rights that would have otherwise been payable to the Participant Director pursuant to the terms of the Director Compensation Agreement if he or she had remained a participant under the Director Compensation Agreement or which would otherwise vest or be paid on or after the Effective Date. The Participant Director acknowledges and agrees that as of the Effective Date, he or she shall have relinquished, forfeited and surrendered all rights or benefits that would have otherwise accrued to or been payable to the Participant Director pursuant to the terms of the Director Compensation Agreement .

V.　　Relinquishment Voluntary and Without Consideration. The Company and Participant Director hereby acknowledge and agree that the Participant Director's relinquishment, forfeiture and surrender of any and all rights payable to the Participant Director pursuant to the terms of the Director Compensation Agreement as set forth in this Termination and Relinquishment constitute the voluntary relinquishment of all of the Participant Director's rights and benefits otherwise accrued or payable pursuant the terms of the Director Compensation Agreement (the "**Participant's Relinquishment**"). The Company and Participant Director further acknowledge and agree that the Participant's Relinquishment was the voluntary act of the Participant Director, and was made with out any consideration or offset of any payment otherwise payable to the Participant Director by the Company or any related party thereto.

VI.　　Release of Claims. In consideration of the rights granted herein, Participant Director, for himself and his successors and assigns and beneficiaries, hereby releases and forever discharges the Company from any and all manner of actions, causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, damages, losses, sums of money, defenses, costs or expenses of any nature whatsoever, Participant Director might otherwise have, whether known or unknown, suspected or unsuspected, fixed or contingent (collectively, "**Claims**"), which now exist or which may hereafter come into existence relating to the Director Compensation Agreement(s).

A.　　Civil Code Section 1542 Waiver. Participant Director certifies that he has read the following provisions of California Civil Code section 1542 and has had the meaning and effect of this provision explained by legal counsel:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

B.   Acknowledgement of Release. Participant Director acknowledges that the release contained above constitutes a waiver of, and does hereby expressly, knowingly, and voluntarily waives and relinquishes to the fullest extent permitted by law, each and all of the provisions of California Civil Code section 1542. Participant Director understands and acknowledges that the significance and consequence of this waiver of California Civil Code section 1542 is that, even if he should eventually suffer additional damages arising out of the facts referred to in this Termination and Relinquishment, he will not be able to make any claim for those damages against any other party hereto. Furthermore, Participant Director acknowledges that he intends these consequences even as to claims for damages that may exist as of the date of this Termination and Relinquishment but which he does not know exist, and which, if known, would materially affect the decision to execute this Termination and Relinquishment, regardless of whether the lack of knowledge is the result of ignorance, oversight, error, negligence, or any other cause.

VII.   Acknowledgement. The Participant Director hereby acknowledges that he or she has read and understands this Termination and Relinquishment and the Participant Director Agreement, and understands that by terminating participation in the Director Compensation Agreement, Participant Director shall be irrevocably and forever forfeiting any right, title or interest to any vested or unvested rights or benefits under the Director Compensation Agreement.

VIII.   Advice of Counsel. Participant Director acknowledges that he or she has been advised by Company to seek independent legal counsel, including tax counsel, regarding Participant Director's entry into this Termination and Relinquishment, including the forfeiture of benefits and waiver of claims. Neither Company nor Company's counsel have provided legal or tax advice to the Participant Director.

IX.   Successors and Assigns. This Termination and Relinquishment shall inure to the benefit of, and be binding upon, the Company, its successors and assigns, and the Participant Director.

X.   Governing Law. This Termination and Relinquishment shall be governed by and construed under the laws of the state of California.

XI.   Counterparts. This Termination and Relinquishment may be executed in one or more counterparts each of which is legally binding and enforceable.

Director:_____   _____
        (Signature)   (Date)

Authorized Representative
Of Sonoma Valley Bank: By: _____   Title:_____

Date: _____

Witness: _____

Witness: _____

Exhibit 10.2

TERMINATION OF THE

FIRST AMENDED AND RESTATED

SONOMA VALLEY BANK

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

       THIS TERMINATION OF THE FIRST AMENDED AND RESTATED SONOMA VALLEY BANK SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (this "**Termination**") is entered into as of June 30, 2010 ("**Effective Date**") with reference to the following facts:

       A.   Effective December 17, 2008, Sonoma Valley Bank, a California corporation (the "**Company**") adopted the FIRST AMENDED AND RESTATED SONOMA VALLEY BANK SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN, as amended on July 15, 2009 (as amended, the "**Plan**").

       B.   The Company desires to terminate the Plan as of the Effective Date so that no further benefits accrue or vest under the Plan.

       C.   The Plan may be amended or terminated by the Personnel and Policies Committee, and the Personnel and Policies Committee has been directed by the Board of Directors of the Company to terminate the Plan.

       NOW, THEREFORE, the Company is terminating the Plan upon the terms and subject to the conditions of this Termination.

       1.   <u>Termination of Plan</u>. The Plan, along with all obligations and duties arising thereunder (except as may be otherwise described in this Termination), is terminated in its entirety, effective as of the Effective Date. Upon termination, no further benefits shall accrue or vest under the Plan.

       2.   <u>Participant Benefits</u>. Except to the extent that such benefits may be voluntarily relinquished, forfeited, or surrendered by any Participant, any vested but unpaid benefits which have accrued to any Participant as of the Effective Date shall continue to be administered and payable pursuant to the applicable terms of the Plan.

       3.   <u>No Further Obligations</u>. As of the Effective Date, no further benefits shall accrue or vest under the Plan. The Company shall have no obligation to pay any further sums to any Participant under the Plan other than as set forth in <u>Section 2</u> above.

       4.   <u>Termination Controlling</u>. In the event of any inconsistency between the terms of this Termination and the terms of the Plan, the terms of this Termination shall control.

5.   Defined Terms. Capitalized terms used herein but not defined herein shall have the meanings ascribed to those terms in the Plan.

6.   Counterparts. This Termination may be executed in one or more counterparts, each of which shall be an original and all of which shall together constitute one and the same document.

7.   Governing Law. This Termination shall be governed by the laws of the State of California, notwithstanding its conflict of laws provisions. Any legal action or proceeding relating to this Termination shall be instituted in a state or federal court in Sacramento County, California. The parties agree to submit to the jurisdiction of, and agree that venue is proper in, these courts in any such legal action or proceeding.

8.   Necessary Action. The Parties agree to take all action necessary or useful to complete and accomplish the intentions of this Termination.

9.   Entire Agreement. This Termination contains the entire agreement and understandings by and between the parties hereto with respect to the subject matter hereof, and no representations, promises, agreements or understandings concerning such subject matter, written or oral, not herein contained shall be of any force or effect.

10.   Severability. If any provision of this Termination is held to be invalid, void or unenforceable for any reason, the remaining provisions shall nevertheless continue in full force and effect, provided that nothing in this section shall be construed to limit or waive the breach of any representation with respect to enforceability of the Plan.

IN WITNESS WHEREOF, the Company has entered into this Termination effective as of the date first set forth above.

SONOMA VALLEY BANK

Date: June 30, 2010   By   /s/C. Gorham

                                                  Name   C. Gorham

                                                  Title   EVP & COO

Date: June 30, 2010   By   /s/Sean C. Cutting

                                                  Name   Sean C. Cutting

                                                  Title   President/CEO

Exhibit 10.3

ACKNOWLEDGEMENT OF RELINQUISHMENT OF SUPPLEMENTAL RETIREMENT BENEFIT ACCRUED UNDER
THE FIRST AMENDED AND RESTATED SONOMA VALLEY BANK
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

THIS NOTICE OF RELINQUISHMENT OF SUPPLEMENTAL RETIREMENT BENEFIT (hereinafter "**Acknowledgement of Relinquishment**") is entered into as of June 30, 2010 ("**Effective Date**"), by and between Sonoma Valley Bank, a California Corporation (hereinafter the "**Company**") and the Participant designated below ("**Participant**").

WHEREAS, the Participant is a member of a select group of management and highly compensated employees who contribute materially to the continued growth, development and future business of the Company;

WHEREAS, the Company had previously adopted the First Amended and Restated Sonoma Valley Bank Supplemental Executive Retirement Plan Document, as amended on July 15, 2009 (as may be amended from time to time, the "**Plan Document**") and respectively referred to as "**Plan**", and the Participant had previously been selected to participate in the Plan and executed an Individual Participation Agreement on December 17, 2008 ("**Participation Agreement**") in order to participate in the Plan;

WHEREAS, the Company, with the approval of the Personnel and Policies Committee, has simultaneously terminated the Plan pursuant to the terms of the Termination of the First Amended and Restated Sonoma Valley Bank Supplemental Executive Retirement Plan as set forth on Exhibit A hereto ("**Plan Termination**").

WHEREAS, as of the effective date of the Plan Termination, the Participant desires to voluntarily relinquish any Executive Benefit that would otherwise be payable to the Participant pursuant to the terms of the Plan, accrued or un-accrued, and to voluntarily relinquish, forfeit, and surrender any and all existing unvested and unpaid rights or benefits that may have accrued to the Participant as a result of having participated in the Plan; and

WHEREAS, the Company, with the approval of the Personnel and Policies Committee, and simultaneously with the termination of the Plan, desires to acknowledge the Participant's voluntary relinquishment of all Executive Benefits payable to the Participant pursuant to the Plan.

NOW THEREFORE, the Company and the Participant hereby agree to the following:

I.   Definitions. Unless otherwise provided in this Acknowledgment of Relinquishment, the capitalized terms herein shall have the same meaning as under the Plan Document and any amendments thereto.

II.   Termination of Further Participation. Notwithstanding anything in the definition of "Participant" contained in Section 2.22 of the Plan Document to the contrary, the undersigned shall cease to be a participant in the Plan for purposes of the accrual of any additional or supplemental Executive Benefit from and after the effective date of the Plan Termination, and to accrue any additional benefits under the Plan that would otherwise accrue on or after the Plan Termination, regardless of the term of service provided as defined in Section 2.2 of the Plan.

III.   Relinquishment of Accrued Benefits. In connection with the Plan Termination, as of the Effective Date, the Participant hereby voluntarily and without consideration, irrevocably relinquishes, forfeits and surrenders any and all right, title and interest in and to any and all accrued Executive Benefit payments that would otherwise be payable to the Participant pursuant the terms of the Plan and further agrees that as of the Effective Date the Participant relinquishes, forfeits, and surrenders any and all unpaid, un-accrued or unvested benefits or rights that would have otherwise been payable to the Participant pursuant to the terms of the Plan if he or she had remained a Participant or which would otherwise vest or be paid on or after the Effective Date. The Participant acknowledges and agrees that as of the Effective Date, he or she shall have relinquished, forfeited and surrendered all rights or benefits that would have otherwise accrued to or been payable to the Participant pursuant to the terms of the Plan.

IV. Relinquishment Voluntary and Without Consideration. The Company and Participant hereby acknowledge and agree that the Participant's relinquishment, forfeiture and surrender of any and all rights payable to the Participant pursuant to the terms of the Plan as set forth in this Acknowledgement of Relinquishment constitute the voluntary relinquishment of all of the Participants rights and benefits otherwise accrued or payable pursuant the terms of the Plan (the **"Participant's Relinquishment"**). The Company and Participant further acknowledge and agree that the Participants relinquishment was the voluntary act of the Participant, and was made with out any consideration or offset of any payment otherwise payable to the Participant by the Company or any related party thereto.

V.   Release of Claims. In consideration of the rights granted herein, Participant, for himself and his successors and assigns and Beneficiaries, hereby releases and forever discharges the Company from any and all manner of actions, causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, damages, losses, sums of money, defenses, costs or expenses of any nature whatsoever, including but not limited to any Claims (as defined in the Plan Document) Participant might otherwise have, whether known or unknown, suspected or unsuspected, fixed or contingent (collectively, "**Claims**"), which now exist or which may hereafter come into existence relating to the Plan.

A.   Civil Code Section 1542 Waiver. Participant certifies that he has read the following provisions of California Civil Code section 1542 and has had the meaning and effect of this provision explained by legal counsel:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

B.   Acknowledgement of Release. Participant acknowledges that the release contained above constitutes a waiver of, and does hereby expressly, knowingly, and voluntarily waives and relinquishes to the fullest extent permitted by law, each and all of the provisions of California Civil Code section 1542. Participant understands and acknowledges that the significance and consequence of this waiver of California Civil Code section 1542 is that, even if he should eventually suffer additional damages arising out of the facts referred to in this Acknowledgment of Relinquishment, he will not be able to make any claim for those damages against any other party hereto. Furthermore, Participant acknowledges that he intends these consequences even as to claims for damages that may exist as of the date of this Acknowledgment of Relinquishment but which he does not know exist, and which, if known, would materially affect the decision to execute this Acknowledgment of Relinquishment, regardless of whether the lack of knowledge is the result of ignorance, oversight, error, negligence, or any other cause.

VI.		Acknowledgement. The Participant hereby acknowledges that he or she has read and understands this Acknowledgment of Relinquishment, the Participation Agreement and the Plan Document, and understands that by terminating participation in the Plan, Participant shall be irrevocably and forever forfeiting any right, title or interest to any vested or unvested rights or benefits under the Plan.

VII.		Advice of Counsel. Participant acknowledges that he or she has been advised by Company to seek independent legal counsel, including tax counsel, regarding Participant's entry into this Acknowledgment of Relinquishment, including the forfeiture of benefits and waiver of claims. Neither Company nor Company counsel has provided legal or tax advice to Participant.

VIII.		Successors and Assigns. This Acknowledgment of Relinquishment shall inure to the benefit of, and be binding upon, the Company, its successors and assigns, and the Participant.

IX.		Governing Law. This Acknowledgment of Relinquishment (including both the Individual Participation Agreement and the Plan Document) shall be governed by and construed under the laws of the state of California.

X.		Counterparts. This Acknowledgment of Relinquishment may be executed in one or more counterparts each of which is legally binding and enforceable.

Participant:_____			_____
		(Signature)			(Date)

Authorized Representative
Of Sonoma Valley Bank:		By: _____		Title:_____

Date: _____

Witness: _____

Witness: _____